Power & Digital Infrastructure Acquisition Corp.

321 North Clark Street, Suite 2440

Chicago, IL 60654

February 8, 2021

VIA EDGAR

Office of Energy & Transportation

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Kevin Dougherty

Re:	Power & Digital Infrastructure Acquisition Corp.
Registration Statement on Form S-1
File No. 333-252355 (the “Registration Statement”)

Ladies and Gentlemen:

On February 5, 2021, Power & Digital Infrastructure Acquisition Corp. (the “Company”) submitted an acceleration request letter (the “Company Acceleration Request Letter”) that requested that the effectiveness of the above-referenced Registration Statement on Form S-1 be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on February 8, 2021, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We hereby respectfully withdraw, with immediate effect, the Company Acceleration Request.

Please contact Debbie P. Yee, P.C., of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3630, if you have any questions regarding this letter.

Sincerely,

/s/ Patrick C. Eilers
Patrick C. Eilers
Chief Executive Officer